April 25, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4631

Attention:	Sherry Haywood, Staff Attorney
Era Anagnosti, Staff Attorney
Jenn Do, Staff Accountant
Al Pavot, Staff Accountant

Re:	TimkenSteel Corporation

Amendment No. 1 to Form 10-12B

Filed March 28, 2014

File No. 001-36313

Ladies and Gentlemen:

TimkenSteel Corporation, an Ohio corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 9, 2014, with respect to the Company’s Amendment No. 1 to the Registration Statement on Form 10-12B (the “Registration Statement”) filed March 28, 2014. This letter is being filed with Pre-effective Amendment No. 2 to the Registration Statement (the “Amendment”), which includes the Information Statement (the “Information Statement”) filed as Exhibit 99.1 thereto.

Below is the Company’s response. For the convenience of the Staff, we have repeated each of the Staff’s comments before our response.

Management’s Discussion and Analysis, page 34

Liquidity and Capital Resources, page 41

1.        Please revise your discussion of investing activities to explain the nature/purpose of the project(s) included in the $220.0 million balance for construction in progress as shown on page F-12. Quantify the additional cash needed to complete the project(s).

United States Securities and Exchange Commission

April 25, 2014

Response: The Company has revised its discussion of investing activities in the Information Statement to explain the nature/purpose of the projects included in the $220.0 million balance for construction in progress and to quantify the additional cash needed to complete the projects.

2.         We note your revision on page 43 related to comment 22 in our letter dated March 7, 2014, i.e., that you “expect to establish a committed credit facility prior to the completion of the spinoff.” Please revise to clarify the status of your expected credit facility, i.e., whether you have entered into negotiations, have a firm letter of intent in place, with how many counterparties/institutions, etc.

Response: The Company has revised its disclosure in the Information Statement to clarify the status of its expected credit facility.

Please contact Hansal N. Patel on behalf of the Company at (330) 471-4341 or Michael J. Solecki of Jones Day at (216) 586-7103 if you have any questions concerning the Amendment. Thank you for your attention to this matter.

Very truly yours,

/s/ Ward J. Timken, Jr.

Ward J. Timken, Jr.

cc:	Lyle G. Ganske, Esq.

Michael J. Solecki, Esq.

James P. Dougherty, Esq.

TimkenSteel Corporation

1835 Dueber Ave. S.W., GNE-15, Canton, OH 44706

T 330.471.6895 F 330.471.4041

Tim.Timken@TimkenSteel.com